Illoominus Software, Inc. (the "Company") a Delaware

Corporation

Financial Statements

For the fiscal year ended December 31, 2021 and 2022

Unaudited

Illoominus Software Inc

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash	-1,198.92
Total Bank Accounts	**$ -1,198.92**
Total Current Assets	**$ -1,198.92**
TOTAL ASSETS	**$ -1,198.92**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Payroll wages and tax to pay	0.00
Wages to pay	-845.00
Total Payroll wages and tax to pay	**-845.00**
Total Other Current Liabilities	**$ -845.00**
Total Current Liabilities	**$ -845.00**
Total Liabilities	**$ -845.00**
Equity	
Retained Earnings	0.00
Net Income	-353.92
Total Equity	**$ -353.92**
TOTAL LIABILITIES AND EQUITY	**$ -1,198.92**

Illoominus Software Inc

Balance Sheet
As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Analysis Checking (8498) - 1	20,350.04
Analysis Checking (8498) - 2 - 1	60,088.45
Cash	-31,164.90
LONDON,NOELLE (1567) - 2	-27.11
Total Bank Accounts	**$49,246.48**
Accounts Receivable	
Accounts receivable (A/R)	15,000.00
Total Accounts Receivable	**$15,000.00**
Total Current Assets	**$64,246.48**
Other Assets	
Startup & organizational costs	12,500.00
Total Other Assets	**$12,500.00**
TOTAL ASSETS	**$76,746.48**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
CARD,ILLOOMINUS (0059) - 2	0.00
Total Credit Cards	**$0.00**
Other Current Liabilities	
Georgia Department of Revenue Payable	0.00
Payroll wages and tax to pay	0.00
Wages to pay	-2,569.00
Total Payroll wages and tax to pay	**-2,569.00**
Total Other Current Liabilities	**$ -2,569.00**
Total Current Liabilities	**$ -2,569.00**
Total Liabilities	**$ -2,569.00**
Equity	
Additional paid in capital	20,000.00
Common stock	150,000.00
Opening balance equity	-67.11
Retained Earnings	-353.92
Net Income	-90,263.49
Total Equity	**$79,315.48**
TOTAL LIABILITIES AND EQUITY	**$76,746.48**

Illoominus Software Inc

Balance Sheet

As of May 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Analysis Checking (8498) - 1	40,350.04
Analysis Checking (8498) - 2 - 1	8,637.98
Cash	-31,164.90
Checking	25,000.00
LONDON,NOELLE (1567) - 2	-27.11
Total Bank Accounts	**$42,796.01**
Accounts Receivable	
Accounts receivable (A/R)	10,000.00
Total Accounts Receivable	**$10,000.00**
Total Current Assets	**$52,796.01**
Other Assets	
Startup & organizational costs	12,500.00
Total Other Assets	**$12,500.00**
TOTAL ASSETS	**$65,296.01**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
CARD,ILLOOMINUS (0059) - 2	-50.40
Total Credit Cards	**$ -50.40**
Other Current Liabilities	
Georgia Department of Revenue Payable	0.00
Payroll wages and tax to pay	0.00
Wages to pay	-2,569.00
Total Payroll wages and tax to pay	**-2,569.00**
Total Other Current Liabilities	**$ -2,569.00**
Total Current Liabilities	**$ -2,619.40**
Total Liabilities	**$ -2,619.40**
Equity	
Additional paid in capital	20,000.00
Common stock	150,000.00
Opening balance equity	24,932.89
Retained Earnings	-90,617.41
Net Income	-36,400.07
Total Equity	**$67,915.41**
TOTAL LIABILITIES AND EQUITY	**$65,296.01**

Illoominus Software Inc

Profit and Loss

December 2021

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Advertising & marketing	61.00
Legal & accounting services	0.00
Legal Fees	39.99
Total Legal & accounting services	**39.99**
Office expenses	0.00
Office supplies	10.00
Software & apps	7.99
Total Office expenses	**17.99**
Total Expenses	**$118.98**
NET OPERATING INCOME	**$ -118.98**
NET INCOME	**$ -118.98**

Illoominus Software Inc

Profit and Loss

January - December 2022

	TOTAL
Income	
Sales	20,492.60
Services	25,000.00
Uncategorized Income	500.00
Total Income	**$45,992.60**
Cost of Goods Sold	
Cost of goods sold	0.00
Cost of labor - COGS	9,350.00
Supplies & materials - COGS	567.12
Total Cost of goods sold	**9,917.12**
Total Cost of Goods Sold	**$9,917.12**
GROSS PROFIT	**$36,075.48**
Expenses	
Advertising & marketing	3,851.27
Listing fees	78.93
Total Advertising & marketing	**3,930.20**
Business licenses	250.00
Commissions & fees	1,900.00
Contract labor	17,840.20
Contributions to charities	143.87
Employee benefits	0.00
Workers' compensation insurance	58.67
Total Employee benefits	**58.67**
Entertainment	1,782.85
General business expenses	0.00
Bank fees & service charges	1.63
Continuing education	125.00
Memberships & subscriptions	75.00
Total General business expenses	**201.63**
Insurance	0.00
Business insurance	505.83
Liability insurance	17,500.00
Total Insurance	**18,005.83**
Interest paid	0.05
Legal & accounting services	0.00
Accounting fees	121.00
Legal Fees	7,192.09
Total Legal & accounting services	**7,313.09**

Illoominus Software Inc

Profit and Loss

January - December 2022

	TOTAL
Meals	37.91
Meals with clients	438.59
Travel meals	510.66
Total Meals	**987.16**
Office expenses	754.00
Office supplies	184.28
Printing & photocopying	562.26
Small tools & equipment	25.00
Software & apps	4,012.18
Total Office expenses	**5,537.72**
Payroll expenses	13,821.91
Salaries & wages	33,181.98
Total Payroll expenses	**47,003.89**
Rent	0.00
Building & land rent	152.00
Total Rent	**152.00**
Supplies	0.00
Supplies & materials	177.29
Total Supplies	**177.29**
Taxes paid	0.00
Payroll taxes	17,308.27
Total Taxes paid	**17,308.27**
Travel	319.93
Airfare	913.18
Hotels	2,176.11
Taxis or shared rides	112.74
Total Travel	**3,521.96**
Uncategorized Expense	49.29
Total Expenses	**$126,163.97**
NET OPERATING INCOME	**$ -90,088.49**
Other Expenses	
Vehicle expenses	0.00
Parking & tolls	175.00
Total Vehicle expenses	**175.00**
Total Other Expenses	**$175.00**
NET OTHER INCOME	**$ -175.00**
NET INCOME	**$ -90,263.49**

Illoominus Software Inc

Profit and Loss

January - May, 2023

	TOTAL
Income	
Sales	52,602.25
Services	15,000.00
Total Income	**$67,602.25**
Cost of Goods Sold	
Cost of goods sold	0.00
Cost of labor - COGS	5,700.00
Supplies & materials - COGS	710.81
Total Cost of goods sold	**6,410.81**
Total Cost of Goods Sold	**$6,410.81**
GROSS PROFIT	**$61,191.44**
Expenses	
Advertising & marketing	3,202.57
Listing fees	163.95
Total Advertising & marketing	**3,366.52**
Business licenses	250.00
Contract labor	10,218.65
Contributions to charities	125.00
Entertainment	30.69
General business expenses	0.00
Continuing education	649.00
Memberships & subscriptions	623.95
Total General business expenses	**1,272.95**
Insurance	0.00
Business insurance	645.89
Total Insurance	**645.89**
Legal & accounting services	0.00
Accounting fees	200.00
Total Legal & accounting services	**200.00**
Meals	0.00
Meals with clients	451.44
Travel meals	134.39
Total Meals	**585.83**
Office expenses	521.95
Office supplies	39.20
Printing & photocopying	132.37
Shipping & postage	84.15
Small tools & equipment	19.76
Software & apps	2,523.27
Total Office expenses	**3,320.70**

Illoominus Software Inc

Profit and Loss

January - May, 2023

	TOTAL
Payroll expenses	1,635.00
Salaries & wages	49,212.85
Total Payroll expenses	**50,847.85**
Supplies	0.00
Supplies & materials	38.23
Total Supplies	**38.23**
Taxes paid	0.00
Payroll taxes	24,736.20
Total Taxes paid	**24,736.20**
Travel	0.00
Airfare	1,372.95
Hotels	397.02
Taxis or shared rides	107.08
Total Travel	**1,877.05**
Total Expenses	**$97,515.56**
NET OPERATING INCOME	$ -36,324.12
Other Expenses	
Vehicle expenses	0.00
Parking & tolls	75.95
Total Vehicle expenses	**75.95**
Total Other Expenses	**$75.95**
NET OTHER INCOME	$ -75.95
NET INCOME	$ -36,400.07

Illoominus Software Inc

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-353.92
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Payroll wages and tax to pay:Wages to pay	-845.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-845.00**
Net cash provided by operating activities	**$ -1,198.92**
NET CASH INCREASE FOR PERIOD	**$ -1,198.92**
CASH AT END OF PERIOD	**$ -1,198.92**

Illoominus Software Inc

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-90,263.49
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts receivable (A/R)	-15,000.00
CARD,ILLOOMINUS (0059) - 2	0.00
Georgia Department of Revenue Payable	0.00
Payroll wages and tax to pay:Wages to pay	-1,724.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-16,724.00**
Net cash provided by operating activities	**$ -106,987.49**
INVESTING ACTIVITIES	
Startup & organizational costs	-12,500.00
Net cash provided by investing activities	**$ -12,500.00**
FINANCING ACTIVITIES	
Additional paid in capital	20,000.00
Common stock	150,000.00
Opening balance equity	-67.11
Net cash provided by financing activities	**$169,932.89**
NET CASH INCREASE FOR PERIOD	**$50,445.40**
Cash at beginning of period	-1,198.92
CASH AT END OF PERIOD	**$49,246.48**

Illoominus Software Inc

Statement of Cash Flows

January - May, 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-36,400.07
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts receivable (A/R)	5,000.00
CARD,ILLOOMINUS (0059) - 2	-50.40
Georgia Department of Revenue Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**4,949.60**
Net cash provided by operating activities	**$ -31,450.47**
FINANCING ACTIVITIES	
Opening balance equity	25,000.00
Net cash provided by financing activities	**$25,000.00**
NET CASH INCREASE FOR PERIOD	**$ -6,450.47**
Cash at beginning of period	49,246.48
CASH AT END OF PERIOD	**$42,796.01**

Illoominus Software, Inc.
Statement of Changes in Equity

Statement of Changes in Equity	Year Ended Dec, 2022	Year Ended Dec, 2021	May, 2023
Opening Balance	-$67.11	$0.00	$24,932.89
Net profit/loss	-$90,263.49	-$353.92	-$36,400.07
Stock Issued	$150,000.00	$0.00	$150,000.00
Preferred Stock Issued	$0.00	$0.00	$0.00
Ending Balance	$79,315.48	-$353.92	$67,915.41

Unaudited

Illoominus Software, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2021 and 2022
$USD

1. ORGANIZATION AND PURPOSE

Illoominus Software, Inc. (the "Company") is a corporation organized in September 2021 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Unaudited

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.